SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto

Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HUNGARIAN TELEPHONE AND CABLE CORP.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

4455421030

(CUSIP Number)

Straumur-Burdaras Investment Bank hf.

Berkeley Square House, 3rd Floor

Berkeley Square

London W1J 6BU

+44 20 7131 3162

+44 20 7131 3160

with a copy to:

Mark A. Dorff, Esq.

Brown Rudnick LLP

8 Clifford Street

London, W1S 2LQ

United Kingdom

+44.20.7851.6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 4455421030

1	NAME OF REPORTING PERSON Straumur-Burdaras Investment Bank hf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,651,911
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 1,651,911
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IV

SCHEDULE 13D

Company: HUNGARIAN TELEPHONE AND CABLE CORP.	CUSIP Number: 4455421030

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Hungarian Telephone and Cable Corp., a Delaware corporation (the “Company”), with its principal executive offices located at 1201 Third Avenue, Suite 3400, Seattle, Washington 98101-3299.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Straumur-Burdaras Investment Bank hf., a company organized under the laws of Iceland (“Straumur,” also referred to as the “Reporting Person”).

(b) Straumur is a corporation located at Borgartun 25, IS-105 Reykjavik, Iceland and is publicly traded on the OMX Nordic Stock Exchange in Iceland.

(c) Not applicable.

(d) During the last five (5) years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock was provided out of the working capital of Straumur.

Item 4.	Purpose of Transaction.

The shares of Common Stock held by the Reporting Persons (the “Shares”) were acquired for investment purposes. The acquisition of the Shares were made in the ordinary course of the Reporting Person’s business or investment activities, as the case may be.

Following the Company’s press release dated June 28, 2008 confirming that the Company has engaged an investment banking firm to assist it in evaluating strategic alternatives, the Reporting Person is evaluating potential strategic opportunities in connection with its ownership of the Shares. In connection therewith, the Reporting Person may at any time dispose of all or some of the Shares of the Issuer owned by them in the open market or in private transactions. However, the Reporting Person reserves the right, should they determine to do so, to continue to hold such Shares and/or to acquire additional shares in the open market or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) Straumur beneficially owns 1,651,911 shares of Common Stock, which represents approximately 10.1% of the issued and outstanding shares of Common Stock of the Company (based upon the 16,419,733 shares issued and outstanding as of May 8, 2008 as reported in the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 12, 2008).

(b) Straumur has the sole power (i) to vote 1,651,911 shares of Common Stock of the Company, and (ii) to dispose of 1,651,911 shares of Common Stock of the Company.

(c) Except as set forth below, no transactions in the class of securities herein reported were effected by the Reporting Person during the past 60 days:

Date of Sale	Number of Shares Sold	Price Per Share
6/30/2008	8,658	$17.4946
7/3/2008	17,000	$17.95

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2008

STRAUMUR-BURDARAS INVESTMENT BANK HF.

By:	/s/ Andrew Bernhardt
Name:	Andrew Bernhardt
Title:	Officer and Member of Straumur Management Committee

5